UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Parlux Fragrances, Inc.
(Name of Issuer)

Common Stock, par value $ 0.01
(Title of Class of Securities)

701645103
(CUSIP Number)

RENE GARCIA
1600 Northwest 84th Avenue
Miami, Florida 33126
(305) 778 -6200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON JM-CO CAPITAL FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,718,728
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,718,728
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,718,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON CAROLINA MARIE GARCIA 2006 FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 810,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 810,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

* Consists of Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON JACQUELINE MARIE GARCIA 2006 FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 810,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 810,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

* Consists of Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON IRREVOCABLE TRUST FOR VICTOR GARCIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 810,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 810,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

* Consists of Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON JACQUELINE MARIE GARCIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,995,507
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,995,507
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,995,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON CAROLINA MARIE GARCIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,430,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,430,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,430,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

* Consists of Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON JACAVI INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,779
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 276,779
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 701645103

1	NAME OF REPORTING PERSON AQUA CAPITAL FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 190,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 701645103

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 23, 2011, the Issuer and Perfumania Holdings, Inc., a Florida corporation (“Perfumania”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Perfumania, and PFI Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Perfumania (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Issuer with the Issuer as the surviving company (the “Merger”).

Simultaneously with the execution of the Merger Agreement, the Reporting Persons entered into a voting agreement with Perfumania (the “Voting Agreement”), pursuant to which the Reporting Persons agreed that they will vote their Shares (i) in favor of adoption of the Merger Agreement, and (ii) against any proposal made in opposition to or competition with the Merger Agreement or that would impede, interfere with, delay or otherwise adversely affect the consummation of the Merger.  The Reporting Persons also agreed to elect to receive the stock consideration, as described in the Merger Agreement, for all of the Reporting Persons’ Shares. The Voting Agreement expires upon the earliest of consummation of the Merger, termination of the Merger Agreement or a change of recommendation by the Issuer’s Board of Directors (the “Board”).  The foregoing summary of the Voting Agreement is qualified in its entirety by the full text of the Voting Agreement, which is attached hereto as Exhibit 99.1.

Also on December 23, 2011, the Reporting Persons and Rene Garcia entered into a standstill agreement with Perfumania (the “Standstill Agreement”), pursuant to which the Reporting Persons agreed that for a period of four (4) years from the date of entry into the Standstill Agreement or, if earlier, until certain shareholders of Perfumania cease to own at least 33 1/3% of the Shares, the Reporting Persons will (i) not vote any Shares beneficially owned by them in favor of certain significant matters that are opposed by the Board; (ii) not vote any Shares beneficially owned by them in favor of the election of one or more directors not nominated by the Board; (iii) not enter into or agree to enter into any voting agreement or arrangement or similar contract, or give proxy to, or deposit any Shares into a voting trust, unless they provide for the voting of any such Shares in accordance with (i) and (ii) above.  The Reporting Persons further agreed (i) to notify the Issuer of any acquisition by any of the Reporting Persons of additional Shares, (ii) not to acquire, or agree, offer, seek or propose to acquire more than 28% of the outstanding Shares; (iii) not to make, or in any way participate, directly or indirectly, in any “solicitation” of proxies or become a “participant” in an “election contest” ( as those terms are defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder); (iv) not to seek to control the management, Board, policies or affairs of the Issuer or any of its subsidiaries or affiliates, or propose, or seek to effect, or negotiate certain significant transactions with respect to the Issuer; (v) not to nominate any person for election as a director of the Issuer who is not recommended or nominated by the then-incumbent directors; (vi) not to form or join a group (as such term is used in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing; (vii) not to disclose any intention, plan or arrangement inconsistent with the foregoing, or take any action that would require the Issuer to make a public announcement regarding the possibility of the above listed events. The foregoing summary of the Standstill Agreement is qualified in its entirety by the full text of the Standstill Agreement, which is attached hereto as Exhibit 99.2.

CUSIP NO. 701645103

Simultaneously with the execution of the Merger Agreement, the Issuer entered into an agreement (the “Warrant Amendment”) with, among others, each of the CMG Trust, the JMG Trust and the VG Trust, as holders of warrants to purchase Shares (the “Licensor Warrants”).  The Warrant Amendment amends such warrants to provide, among other things, that each Licensor Warrant outstanding and unexercised as of the effective time of the Merger will be automatically converted into a fully-vested warrant to purchase a number of shares of common stock of Perfumania equal to the product (rounded down to the nearest whole share) of (x) the number of Shares subject to such Licensor Warrant and (y) .533333, at an exercise price per Share equal to $8.00.  The Warrant Amendment will become effective only if the Merger is consummated.

In connection with the Merger Agreement, the Issuer entered into an amendment (the “Amendment”) with Artistic Brands Development, LLC (f/k/a Iconic Fragrances, LLC) (“Artistic Brands”) and Rene Garcia, each an affiliate of the Reporting Persons.  The Amendment amends both the Letter Agreement among the Issuer, Artistic Brands and Mr. Garcia dated April 3, 2009 (the “Letter Agreement”) and the Agreement between the Issuer and Artistic Brands dated April 3, 2009 (the “License Agreement”).  The Letter Agreement is amended to provide that the Merger will not be a “Fundamental Transaction” under the terms of the Letter Agreement, which would have required the payment by the Issuer of certain additional sums to Artistic Brands and Mr. Garcia at the effective time of the Merger.  The License Agreement was amended to (i) provide that any warrant issued pursuant to that agreement following the effective time of the Merger would be a fully-vested warrant to purchase a number of shares of common stock of Perfumania equal to the product (rounded down to the nearest whole share) of (x) the number of Shares subject to such Licensor Warrant and (y) .533333, at an exercise price per share equal to $8.00 and (ii) to delete in Sections 2.1 and 6.5 of the agreement any restriction or prohibition of a designated person being a “The Issuer Restricted Person” (as such term is defined in the License Agreement).  The provisions of the Amendment will become effective only if the Merger is consummated.

The Issuer, Artistic Brands, Mr. Garcia and Perfumania also entered into a Letter Agreement, dated December 23, 2011 (the “Proposal Agreement”) providing that Artistic Brands and Mr. Garcia will not solicit or negotiate with parties other than Perfumania in connection with the treatment of the Licensor Warrants or the Letter Agreement.  However, in the event that, consistent with the provisions of the Merger Agreement, the Issuer engages in discussions or negotiations with a third party regarding an alternative acquisition proposal or enters into an agreement relating to a superior proposal, as described in the Merger Agreement, then Mr. Garcia and Artistic Brands may enter into discussions or negotiations with such third party with regard to the treatment of the Licensor Warrants and/or the Letter Agreement in connection with such acquisition proposal. The parties to the Proposal Agreement also acknowledged that Artistic Brands and S. Carter Enterprises, LLC have agreed to enter into a license agreement and Artistic Brands, Perfumania, and S. Carter Enterprises have agreed to enter into a sublicense agreement, both to be effective upon the consummation of the Merger, and subject to certain closing conditions contained in the Proposal Agreement.  Further, Perfumania agreed to issue 300,000 shares of Perfumania common stock to Artistic Brands within 5 business days of the consummation of the Merger, as consideration for the transactions contemplated in the Proposal Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a)-(b)           The aggregate percentage of Shares reported owned by each person named herein is calculated using as the numerator the respective Shares held by each Reporting Person, including Shares issuable upon the exercise of certain exercisable warrants, and as the denominator 20,769,362 Shares outstanding, as of November 2, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2011, plus the number of Shares issuable upon the exercise of certain exercisable warrants held by such Reporting Persons.

CUSIP NO. 701645103

As of the close of business on December 27, 2011, JM-CO directly owned 2,718,728 Shares constituting approximately 13.1% of the Shares outstanding.  JM-CO has the sole power to direct the vote and disposition of such Shares on the date of this statement.  As of the close of business on December 27, 2011, each of the CMG Trust, the JMG Trust and the VG Trust directly owned 810,000 Shares underlying certain warrants exercisable within 60 days, in each case constituting approximately 3.8% of the Shares outstanding.  Each of the CMG Trust, the JMG Trust and the VG Trust has the sole power to direct the vote and disposition of the Shares owned by it on the date of this statement.

As of the close of business on December 27, 2011, Aqua Capital directly owned 190,000 Shares constituting less than 1% of the Shares outstanding.  Jacavi, as the Manager of Aqua Capital may be deemed to be the beneficial owner of the 190,000 Shares owned by Aqua Capital in addition to the 86,779 Shares owned by it directly, constituting approximately 1.3% of the Shares outstanding.

Jacqueline Marie Garcia does not directly own any Shares. However, as the Manager of each of JM-CO, Jacavi and Aqua Capital, Jacqueline Marie Garcia may be deemed to be the beneficial owner of the 2,995,507 Shares owned in the aggregate by JM-CO, Jacavi and Aqua Capital constituting approximately 14.4% of the Shares outstanding and may be deemed to have sole power over the voting and disposition of such Shares as a result of having the sole power to make voting and disposition decisions on behalf of JM-CO, Jacavi and Aqua Capital with respect to such Shares.

Carolina Marie Garcia does not directly own any Shares. However, as a Co-Trustee of each of the JMG Trust, the CMG Trust and the VG Trust, Carolina Marie Garcia may be deemed to be the beneficial owner of the 2,430,000 Shares underlying certain warrants exercisable within 60 days owned in the aggregate by the JMG Trust, the CMG Trust and the VG Trust constituting approximately 10.5% of the Shares outstanding and may be deemed to have sole power over the voting and disposition of such Shares as a result of having the sole power to make voting and disposition decisions on behalf of the JMG Trust, the CMG Trust and the VG Trust.

(c)           There were no transactions in the Shares by any of the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Voting Agreement.

99.2	Standstill Agreement.

CUSIP NO. 701645103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2011

JM-CO CAPITAL FUND, LLC

By:	/s/ Jacqueline Marie Garcia
	Name:	Jacqueline Marie Garcia
	Title:	Manager

JACQUELINE MARIE GARCIA 2006 FAMILY TRUST

By:	/s/ Carolina Marie Garcia
	Name:	Carolina Marie Garcia
	Title:	Co-Trustee

CAROLINA MARIE GARCIA 2006 FAMILY TRUST

By:	/s/ Carolina Marie Garcia
	Name:	Carolina Marie Garcia
	Title:	Co-Trustee

IRREVOCABLE TRUST FOR VICTOR GARCIA

By:	/s/ Carolina Marie Garcia
	Name:	Carolina Marie Garcia
	Title:	Co-Trustee

JACAVI INVESTMENTS, LLC

By:	/s/ Jacqueline Marie Garcia
	Name:	Jacqueline Marie Garcia
	Title:	Manager

CUSIP NO. 701645103

AQUA CAPITAL FUND, LLC

By:	JACAVI INVESTMENTS, LLC, its Manager

By:	/s/ Jacqueline Marie Garcia
	Name:	Jacqueline Marie Garcia
	Title:	Manager

/s/ Jacqueline Marie Garcia
JACQUELINE MARIE GARCIA

/s/ Carolina Marie Garcia
CAROLINA MARIE GARCIA